

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

20 August 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03029435

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 19 August 2003 as published in the South China Morning Post in Hong Kong on 20 August 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

dlw 8/25

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2003. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY OF SA WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 19 AUGUST 2003.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003 ON 22 AUGUST 2003.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 54.37% subsidiary of SA and a company listed on the Kuala Lumpur Stock Exchange, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2003 in Malaysia on 19 August 2003. The financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The Unaudited Condensed Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on the Kuala Lumpur Stock Exchange and in which SA has a 54.37% interest, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2003 in Malaysia on 19 August 2003. The Unaudited Condensed Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2003

	Three Months Ended		Six Months Ended	
	30.6.2003	30.6.2002	30.6.2003	30.6.2002
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	**42,898**	**52,320**	**107,097**	**101,154**
Operating (loss)/profit before exceptional items	(2,061)	(1,546)	6,555	325
Exceptional items	0	0	0	0
Operating (loss)/profit after exceptional items	(2,061)	(1,546)	6,555	325
Interest expense	(1,708)	(1,193)	(3,456)	(1,894)
Interest income	1	23	12	46
Share of results of associated companies	(500)	(1,005)	(968)	(2,108)
(Loss)/Profit before taxation	**(4,268)**	**(3,721)**	**2,143**	**(3,631)**
Tax expense	(828)	(1,582)*	(3,402)	(2,284)*
Loss after taxation	**(5,096)**	**(5,303)***	**(1,259)**	**(5,915)***
Minority Interests	469	154*	433	88*
Net loss attributable to members of Shangri-La Hotels (Malaysia) Berhad	**(4,627)**	**(5,149)***	**(826)**	**(5,827)***
Basic loss per Ordinary Share (sen)	(1.05)	(1.17)*	(0.19)	(1.32)*
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

Change in Accounting Policy

With effect from 1 January 2003, the SHMB Group changed its accounting policy with respect to the treatment of deferred taxation in order to conform with the requirements of Malaysian Accounting Standards Board ("MASB") Standard 25 – Income Taxes, which has become effective for financial periods beginning on or after 1 July 2002. The adoption of MASB Standard 25 – Income Taxes has been dealt with by way of a prior year adjustment, which has given rise to a reduction in shareholders' funds as at 31 December 2002 amounting to RM50.198 million. Consequently, the net tangible assets per share of the SHMB Group have reduced from RM2.71 to RM2.60. Certain comparative figures have been restated to take into account the requirements of MASB Standard 25 – Income Taxes.

* The comparative figures have been restated to reflect the adoption of MASB Standard 25 – Income Taxes.

NA – not applicable

DIVIDEND

The Board of Directors of SHMB has declared an interim dividend of 3 sen or 3% per ordinary share less tax at 28% in respect of the financial year ending 31 December 2003 (2002 interim dividend: 3 sen or 3% per ordinary share less tax at 28%) to be paid to the shareholders of SHMB on Friday, 14 November 2003.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING DIVIDEND DECLARED PERTAIN ONLY TO SHMB, A 54.37% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 54.37%) IN THE FINANCIAL RESULTS OF SHMB FOR THE SIX MONTHS ENDED 30 JUNE 2003 IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2003 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 19 August 2003